                                                              Page 1 of 13 Pages

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                        Omega Healthcare Investors, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    681936100
             ------------------------------------------------------
                                 (CUSIP Number)

                            William T. Cavanaugh, Jr.
                             Explorer Holdings, L.P.
                                2200 Ross Avenue
                                 Suite 4200 West
                            Dallas, Texas 75201-6799
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 29, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 CUSIP NO.   681936100                            13D     Page 2 of 13 Pages
             ---------
 ------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Explorer Holdings, L.P.
 ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /X/
                                                                       (b)  / /
 ------------------------------------------------------------------------------
     3       SEC USE ONLY

 ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO
 ------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                         / /
 ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
 ------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
  SHARES                            None
  BENEFICIALLY               --------------------------------------------------
  OWNED BY                    8     SHARED VOTING POWER
  EACH REPORTING                    1,048,420**
                             --------------------------------------------------
  PERSON WITH                 9     SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    1,048,420**
 ------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,048,420**
 ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES / /*
 ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.5%**
 ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             PN
 ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**The Reporting Person beneficially owns 1,048,420 shares of Series C Convertible Preferred Stock previously reported by the Reporting Person, which shares are convertible into 16,774,720 shares of common stock of Omega. Based on the number of shares of common stock of Omega reported to be outstanding as of October 26, 2001, such shares would represent 45.5% of Omega's outstanding shares of common stock as of October 26, 2001, after giving effect to such issuance. Pursuant to the Investment Agreement described in Items 3 and 4 of this Schedule 13D/A, Explorer Holdings, L.P. has agreed to purchase additional shares of stock of Omega in an amount equal to the difference between $50 million and the gross proceeds received by Omega from the sale of common stock in a rights offering that Omega has agreed to commence promptly after the date hereof. If the stockholders of Omega approve the issuance of common stock to Explorer prior to the closing of the transactions contemplated by the Investment Agreement, Explorer will purchase shares of common stock; otherwise, the purchased shares will consist of Series D Convertible Preferred Stock having the terms described in Item 3 of this Schedule 13D/A. The purchase price for the shares to be acquired by Explorer (or the per common share conversion price, if the purchased shares are Series D Preferred) will be the same price as the subscription price offered to Omega's stockholders in the rights offering, not to exceed $2.92 per share. Because the number of shares to be acquired by Explorer will depend upon the number of shares subscribed for in the rights offering, it is not possible to determine at this time the number of shares that will be acquired by Explorer pursuant to the Investment Agreement.

 CUSIP NO.   681936100                  13D                 Page 3 of 13 Pages
             ---------
 ------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Explorer Holdings GenPar, LLC
 ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
 ------------------------------------------------------------------------------
     3       SEC USE ONLY

 ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO
  -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                       / /
 ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
 ------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES                             None
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     8     SHARED VOTING POWER
 EACH REPORTING                     1,048,420**
 PERSON WITH                 --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    1,048,420**
 ------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,048,420**
 ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES / /*
 ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.5%**
 ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             00

 ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

 CUSIP NO.   681936100                  13D                 Page 4 of 13 Pages
             ---------
 ------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Hampstead Investment Partners III, L.P.
 ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
 ------------------------------------------------------------------------------
     3       SEC USE ONLY

 ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO
  -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                       / /
 ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Texas
 ------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES                             None
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     8     SHARED VOTING POWER
 EACH REPORTING                     1,048,420**
 PERSON WITH                 --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    1,048,420**
 ------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,048,420**
 ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* / /
 ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.5%**
 ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             PN

 ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

 CUSIP NO.   681936100                  13D                 Page 5 of 13 Pages
             ---------
 ------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Donald J. McNamara
 ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
 ------------------------------------------------------------------------------
     3       SEC USE ONLY

 ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO
  -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                       / /
 ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

 ------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES                             None
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     8     SHARED VOTING POWER
 EACH REPORTING                     1,048,420**
 PERSON WITH                 --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    1,048,420**
 ------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,048,420**
 ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES / /*
 ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.5%**
 ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             IN

 ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

 CUSIP NO.   681936100                  13D                 Page 6 of 13 Pages
             ---------
 ------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Daniel A. Decker
 ------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
 ------------------------------------------------------------------------------
     3       SEC USE ONLY

 ------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO
  -----------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                       / /
 ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

 ------------------------------------------------------------------------------
 NUMBER OF                    7     SOLE VOTING POWER
 SHARES                             None
 BENEFICIALLY                --------------------------------------------------
 OWNED BY                     8     SHARED VOTING POWER
 EACH REPORTING                     1,048,420**
 PERSON WITH                 --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                    None
                             --------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    1,048,420**
 ------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,048,420**
 ------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES / /*
 ------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.5%**
 ------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             IN

 ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See footnote ** on page 2 of this Schedule 13D/A.

         This amendment amends and supplements the information set forth in the Statement on Schedule 13D filed on May 25, 2000, as amended on April 19, 2001 and amended further on September 20, 2001 (as amended, the "STATEMENT") by the Reporting Persons.

ITEM 1. SECURITY AND ISSUER.

         This amendment relates to the common stock, par value $0.10 (the "COMMON STOCK"), of Omega Healthcare Investors, Inc. (the "COMPANY"), the Series C Convertible Preferred Stock, par value $1.00, of the Company (the "SERIES C PREFERRED"), and the Series D Convertible Preferred Stock, par value $1.00, of the Company (the "SERIES D PREFERRED") that may be issued by the Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 30, 2001, the Company announced a plan to raise $50 million in new equity capital from its current stockholders. The purpose of such offering is to facilitate the Company's reaching an agreement with its senior secured bank lenders regarding the modification of their credit facilities and to enhance the Company's ability to repay approximately $108 million in debt maturing during the first half of 2002. The Company expects to use the proceeds from the offering to repay a portion of the maturing debt and for working capital and other general corporate purposes.

         The Company's plan to raise $50 million of new common equity consists of two components: a $27.24 million rights offering to its common stockholders and a private placement of at least $22.76 million to Explorer Holdings, L.P. ("EXPLORER"). In the rights offering, the Company plans to distribute one non-transferable right to purchase one share of Common Stock for every 2.15 shares of Common Stock held by stockholders at the close of business on November 8, 2001 or such later date as the registration statement relating to the rights offering is declared effective by the SEC. The number of rights that each common stockholder will receive represents the stockholder's pro rata portion of the $50 million the Company proposes to raise, thereby allowing stockholders who fully participate in the rights offering the opportunity to avoid any dilution in their ownership interest. The subscription price for each right is expected to be $2.92 per share.

         Explorer owns approximately 45.5% of the Company's issued and outstanding Common Stock (giving effect to the conversion of Explorer's Series C Preferred). The terms of Explorer's Series C Preferred give Explorer the right to receive its pro rata portion on an as-converted basis of all dividends paid to the holders of Common Stock, including the rights to be offered in the rights offering. Explorer has agreed to waive this provision and will not receive rights in the rights offering. Instead, Explorer has entered into an agreement (the "INVESTMENT AGREEMENT") with the Company to invest at least $22.76 million, representing its pro rata portion on an as-converted basis of the $50 million in new equity the Company is seeking to raise, plus an amount equal to the subscription price of the shares that are not subscribed for by the Company's stockholders in the rights offering. Explorer has agreed to purchase its stock at the same price per share as is offered to the Company's stockholders in the rights offering. As a result of Explorer's commitment, the Company is assured of receiving the entire $50 million in new equity capital it is seeking to raise if the rights offering and the private placement to Explorer are completed.


                               Page 7 of 13 Pages

         The Company's issuance of Common Stock to Explorer must be approved by the Company's stockholders under NYSE rules. The Company intends to call a special meeting of stockholders to seek approval of the issuance of Common Stock to Explorer among other matters. Explorer has committed to vote its shares, representing approximately 45.5% of the voting shares, in favor of this proposal.

         If the stockholders of Omega approve the issuance of Common Stock to Explorer prior to the closing of the transactions contemplated by the Investment Agreement, Explorer will purchase shares of Common Stock; otherwise, the purchased shares (the "SHARES") will consist of Series D Preferred. The Series D Preferred are (i) non-voting, (ii) automatically convertible into Common Stock at the rights offering subscription price subject to customary antidilution provisions, on the earlier of stockholder approval, or waiver by the New York Stock Exchange of the stockholder approval requirement, and (iii) accrue cumulative dividends from the date of initial issuance at the greater of 10% and the rate paid on the Common Stock if stockholder approval of the conversion of the Series D Preferred is not obtained prior to January 31, 2002. The foregoing description of the Series D Preferred is qualified in its entirety by reference to the form of Series D Articles Supplementary, the full text of which is incorporated herein by reference to EXHIBIT C attached hereto.

         The source of funds for Explorer's purchase of the Shares is expected to be Explorer's working capital, which is expected to be derived from capital contributions from its partners. However, Explorer reserves the right to obtain such funds in whole or in part from other sources, including indebtedness. If Explorer obtains such financing from other sources, it will promptly amend this Statement.

         Pursuant to the Investment Agreement, the closing is subject to the following conditions:

1. The absence of any order, law or other legal restraint preventing the consummation of the transactions contemplated by the Investment Agreement;

2. The absence of the commencement or written threat of any lawsuits against Explorer, the Company or their respective affiliates seeking to prevent or materially and adversely alter the transactions contemplated by the Investment Agreement which is reasonably likely to render it impossible or unlawful to consummate the transactions contemplated by the Investment Agreement or in the good faith judgment of Explorer could reasonably be expected to have a Company Material Adverse Effect (as defined in the Investment Agreement); and

3. The lenders under the Company's two credit facilities (i) entering into amendments to their respective loan agreements with the Company on terms and conditions satisfactory to each of the Company and Explorer in their sole discretion, and (ii) waiving existing covenant defaults, and the lender of our $175 million secured revolving credit facility extending the maturity date of its loan by not less than 12 months from its current maturity of December 31, 2002.

         As a result of the foregoing conditions and other matters, including matters which may be beyond the control of Explorer and the Company, there can be no assurance as to whether the transactions contemplated by the Investment Agreement will be consummated. In the event such

                               Page 8 of 13 Pages
conditions are not satisfied, the Company will terminate the rights offering and the private placement to Explorer.

         The Investment Agreement also contains various provisions relating to indemnification (Article VI), termination (Article VII), and expenses (Section 8.12), all of which are incorporated herein by reference to the Investment Agreement attached hereto as EXHIBIT A.

ITEM 4. PURPOSE OF TRANSACTION.

         The responses to Items 3, 5, and 6 are incorporated herein by this reference.

         Upon the closing of the transactions contemplated by the Investment Agreement, Explorer and the Company will amend their existing Stockholders Agreement. Pursuant to the Amended and Restated Stockholders Agreement (the "AMENDED STOCKHOLDERS AGREEMENT"), Explorer will be entitled to designate to the Board that number of directors that would generally be proportionate to Explorer's ownership of voting securities of the Company, not to exceed five directors (six following a proposed increase in the size of the Board to ten directors). The Company has agreed that the number of directors on the Board will not exceed ten without the consent of Explorer. The Company has also agreed to take such action to ensure generally that Explorer's representation on all committees of the Board (other than the standing committee of independent directors) is proportionate to its representation on the entire Board.

         Explorer has agreed, so long as it owns at least 15.0% of the Company's voting securities, to vote its shares in favor of three "independent directors" as defined under the rules of The New York Stock Exchange who are not affiliated with Explorer (the "NON-EXPLORER DIRECTORS"). Upon the increase of the size of the Board to ten members, Explorer will vote its shares in accordance with the previous sentence in favor of an additional person who is not an affiliate or associate of Explorer as a Non-Explorer Director. Upon the increase of the size of the Board to ten members, the Board has appointed C. Taylor Pickett, the Company's Chief Executive Officer, as a Non-Explorer Director.

         Pursuant to the Amended Stockholders Agreement, Explorer will no longer be subject to certain restrictions under the prior Stockholders Agreement preventing it from acquiring more than an additional 5% of the Company's voting securities without prior Board approval, but Explorer will be restricted from acquiring beneficial ownership of more than 80% of the voting securities of the Company without the approval of a committee of the Board consisting entirely of Non-Explorer Directors. Other restrictions on Explorer under the prior Stockholders Agreement, including the agreement of Explorer not to solicit proxies in opposition to, or prior to the issuance of a recommendation by, the Board; not to join, form or participate in a group; not to deposit any securities in a voting trust or other voting arrangement; and not to tender any securities in a tender offer not approved by the Board will also no longer apply to Explorer.


                               Page 9 of 13 Pages

Explorer will also no longer be subject to the right of first offer transfer restrictions in the prior Stockholders Agreement.

         Pursuant to the Amended Stockholders Agreement, Explorer has agreed that it will not transfer voting securities of the Company to a transferee who, as a result of such transfer, would beneficially own 10% or more of the outstanding voting securities following such transfer unless such transferee agrees to be bound by certain provisions of the Amended Stockholders Agreement. The foregoing description of the Amended Stockholders Agreement is qualified in its entirety by reference to the form of Amended Stockholders Agreement, the full text of which is incorporated herein by reference to EXHIBIT D attached hereto.

         Pursuant to an Amended and Restated Registration Rights Agreement to be entered into at the closing of the transactions contemplated by the Investment Agreement, which will replace the Registration Rights Agreement between the Company and Explorer, dated as of July 14, 2000, the Company will agree, subject to certain limitations and under certain circumstances, to register for sale any shares of the Company held by Explorer after the closing. The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the form of Amended and Restated Registration Rights Agreement, the full text of which is incorporated herein by reference to EXHIBIT E attached hereto.

         Pursuant to the Investment Agreement, the Company is required to seek the approval of the Company's stockholders to amend the Series C Articles Supplementary for the Series C Preferred presently owned by Explorer (the "AMENDED SERIES C ARTICLES SUPPLEMENTARY"). Pursuant to the Amended Series C Articles Supplementary, the terms of the Series C Preferred will, subject to stockholder approval, be amended to (i) remove the restriction that prevents the voting or conversion of the Series C Preferred in excess of 49.9% of the voting securities of the Company owned by Explorer, (ii) provide that upon the failure of the Company to pay dividends owed upon the Series C Preferred or the Series D Preferred for a period of time, the holders of the Series C Preferred and the Series D Preferred, voting as a separate class, will be entitled to designate two additional directors to the Company's Board, and (iii) make other technical changes. The foregoing description of the Amended Series C Articles Supplementary is qualified in its entirety by reference to the form of Amended Series C Articles Supplementary, the full text of which is incorporated herein by reference to EXHIBIT B attached hereto.

         Pursuant to the Investment Agreement, the Company amended its Rights Agreement, dated as of May 12, 1999, to exempt Explorer and its transferees from the provisions thereof. The foregoing description of the amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 2 to Rights Agreement, the full text of which is incorporated herein by reference to EXHIBIT F attached hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As previously reported in the Statement, each of the Reporting Persons beneficially owns 16,774,720 shares of Common Stock by virtue of Explorer's ownership of 1,048,420 shares of Series C Preferred. Based on the number of shares of Common Stock reported to be outstanding as of October 26, 2001, such shares would represent 45.5% of the Company's outstanding shares of Common Stock as of October 26, 2001, after giving effect to such issuance. The number of Shares that Explorer will purchase upon the


                               Page 10 of 13 Pages
         closing of the transactions contemplated by the Investment
         Agreement will depend upon the price of the shares offered in the rights offering and the number of shares of Common Stock purchased by the Company's stockholders pursuant to the rights offering. Explorer will beneficially own such Shares directly and each of the other Reporting Persons will beneficially own such Shares indirectly through the relationships described in the Statement. Messrs. McNamara and Decker disclaim beneficial ownership of all shares held by Explorer.

(b) Each of the Reporting Persons has shared power to vote and dispose of shares held by Explorer. Messrs. McNamara and Decker disclaim beneficial ownership of all shares held by Explorer.

(c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 are incorporated by reference, including, in particular, the descriptions of the following documents:

1.       Investment Agreement.  See Items 3 and 4 above.

2.       Amended Series C Articles Supplementary.  See Item 4 above.

3.       Series D Articles Supplementary.  See Item 3 above.

4.       Amended and Restated Stockholders Agreement.  See Item 4 above.

5.       Amended and Restated Registration Rights Agreement.  See Item 4 above.

6.       Amendment No. 2 to Rights Agreement.  See Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -       Investment Agreement, dated as of October 29, 2001, by and between Omega Healthcare Investors, Inc. and Explorer
                  Holdings, L.P.

Exhibit B -       Form of Amended and Restated Articles Supplementary for
                  Series C Convertible Preferred Stock.

Exhibit C -       Form of Articles Supplementary for Series D Convertible
                  Preferred Stock.

Exhibit D -       Form of Amended and Restated Stockholders Agreement.

Exhibit E -       Form of Amended and Restated Registration Rights Agreement.

Exhibit F -       Amendment No. 2 to Rights Agreement


                               Page 11 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Explorer Holdings, L.P., Explorer Holdings GenPar, LLC, Hampstead Investment Partners III, L.P., Donald
J. McNamara and Daniel A. Decker.

Date:  October 30, 2001             EXPLORER HOLDINGS, L.P.


                                    By:  Explorer Holdings GenPar, LLC,
                                            its General Partner

                                    By:  /S/ WILLIAM T. CAVANAUGH, JR.
                                         -----------------------------
                                             William T. Cavanaugh, Jr.
                                             Authorized Officer

                                    EXPLORER HOLDINGS GENPAR, LLC

                                    By:  /S/ WILLIAM T. CAVANAUGH, JR.
                                         -----------------------------
                                             William T. Cavanaugh, Jr.
                                             Authorized Officer


                                    HAMPSTEAD INVESTMENT PARTNERS III, L.P.


                                    By: Hampstead Investment Partners III
                                        GenPar, L.P., its General Partner

                                    By: Hampstead GenPar III, LLC,
                                        its General Partner

                                    By:  /S/ WILLIAM T. CAVANAUGH, JR.
                                         -----------------------------
                                             William T. Cavanaugh, Jr.
                                             Authorized Officer

                                    /S/ WILLIAM T. CAVANAUGH, JR.*
                                    ------------------------------
                                            Donald J. McNamara

                                    /S/ WILLIAM T. CAVANAUGH, JR.*
                                    ------------------------------
                                            Daniel A. Decker

--------------------
*        Pursuant to Power of Attorney previously filed.

                               Page 12 of 13 Pages

                                  EXHIBIT INDEX

Exhibit A -       Investment Agreement, dated as of October 29, 2001, by and between Omega Healthcare Investors, Inc. and Explorer
                  Holdings, L.P.

Exhibit B -       Form of Amended and Restated Articles Supplementary for
                  Series C Convertible Preferred Stock.

Exhibit C -       Form of Articles Supplementary for Series D Convertible
                  Preferred Stock.

Exhibit D -       Form of Amended and Restated Stockholders Agreement.

Exhibit E -       Form of Amended and Restated Registration Rights Agreement.

Exhibit F -       Amendment No. 2 to Rights Agreement.



                               Page 13 of 13 Pages